82-03138

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNNECTED PERSONS

Notification made in accordance with Rule 3.1.4(1)(a) of the Disclosure Rules

(i) The Company was notified today that Alison Wood, a Person Discharging Managerial Responsibilities (PDMR) exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Plan on 4 April 2007 and subsequently disposed of some of the shares deriving from the above exercise on the same date, as set out below. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	Option price per share	No. of shares sold	Price per share at which sold
Alison Wood	136,815	201 pence	97,570	458 pence
Alison Wood	163,517	172 pence	111,360	458 pence

(ii) The Company was notified today that Alison Wood, a PDMR, exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan at nil consideration on 4 April 2007 and subsequently disposed of some of the shares on the same date, as set out below. The transaction took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	No. of shares sold	Price per share at which sold
Alison Wood	66,741	32,696	458 pence

4 April 2007